

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

Via U.S. Mail
Mr. Patrick Bevack
Chief Executive Officer
United Community Financial Corp.
275 West Federal Street
Youngstown, OH 44503

      Re: United Community Financial Corp.
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 16, 2012
              File No. 000-24399

Dear Mr. Bevack:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors

"The Company's results of operations, financial condition or liquidity …," page 21

1.   We note that, in connection with the origination and sale of residential mortgages into the secondary market, the company makes representations and warranties which may require it to repurchase loans. With a view towards future disclosure, please tell us whether you have received requests to repurchase loans based on alleged breaches of representations, warranties and/or covenants.

Item 9A. Controls and Procedures, page 99

2.   We note your disclosure that your management concluded that the company's disclosure controls and procedures were effective to ensure material information was "recorded, processed, summarized and reported on a timely basis." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e) and 15d-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address all questions to Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney